Profit and Loss

Iggys Place LLC

January 1-December 31, 2023

DISTRIBUTION ACCOUNT	TOTAL
Income	
Gross income	0
Sales	42,189.19
Total for Gross income	**$42,189.19**
Services	799.00
Total for Income	**$42,988.19**
Cost of Goods Sold	
Cost of goods sold	$37,509.88
Food and Beverage	554.54
Supplies & materials - COGS	6,224.54
Total for Cost of goods sold	**$44,288.96**
Merchant account fees	3,059.01
Total for Cost of Goods Sold	**$47,347.97**
Gross Profit	**-$4,359.78**
Expenses	
Advertising & marketing	$3,186.49
Social media	1,148.95
Website and Menu Design	5,750.31
Total for Advertising & marketing	**$10,085.75**
Auto and Transportation	$101.88
Fuel	1,200.31
Parking	137.83
Taxis, Uber, and Lyft	59.81
Total for Auto and Transportation	**$1,499.83**
Contributions and donations	18.00
Decorations and small furnishings	65.64
Dues and subscriptions	210.21
Employee benefits	$25.00
Health insurance & accident plans	8.05
Total for Employee benefits	**$33.05**
General business expenses	0
Bank fees & service charges	150.00
Textile Rent	513.40
Uniforms	884.83
Total for General business expenses	**$1,548.23**
Insurance	1,258.25
Interest paid	321.99

Profit and Loss

Iggys Place LLC

January 1-December 31, 2023

DISTRIBUTION ACCOUNT	TOTAL
Legal & accounting services	0
Business Consulting	8,055.81
Legal fees	1,438.50
Total for Legal & accounting services	**$9,494.31**
Meals	$544.84
Meals - 50%	108.14
Meals for research	946.33
Total for Meals	**$1,599.31**
Office expenses	$815.41
Office supplies	924.65
Printing & photocopying	570.51
Small tools & equipment	43.95
Software & apps	1,379.10
Total for Office expenses	**$3,733.62**
Payroll expenses	$2,041.52
Payroll fees	332.00
Payroll taxes	9,893.12
Salaries & wages	13,011.87
Total for Payroll expenses	**$25,278.51**
QuickBooks Payments Fees	56.03
Rent	0
Building & land rent	17,476.93
Total for Rent	**$17,476.93**
Repairs & maintenance	4,788.48
Small equipment	77.07
Supplies	$169.32
Supplies & materials	2,175.14
Total for Supplies	**$2,344.46**
Travel	-$1.00
Airfare	143.80
Total for Travel	**$142.80**
Utilities	$1,484.20
Phone service	1,380.60
Total for Utilities	**$2,864.80**
Total for Expenses	**$82,897.27**
Net Operating Income	**-$87,257.05**
Other Income	
Credit card rewards	0.72
Interest earned	0.34

Profit and Loss

Iggys Place LLC

January 1-December 31, 2023

DISTRIBUTION ACCOUNT	TOTAL
Tips Income	3.91
Total for Other Income	**$4.97**
Other Expenses	
Vehicle expenses	2,000.00
Total for Other Expenses	**$2,000.00**
Net Other Income	**-$1,995.03**
Net Income	**-$89,252.08**

Balance Sheet 2023

Iggys Place LLC
As of December 31, 2023

DISTRIBUTION ACCOUNT	TOTAL
Assets	
Current Assets	
Bank Accounts	
Business Advantage Sav - 6061 - 1	340.42
Business Adv Relationship - 3525 - 1	1,506.52
Total for Bank Accounts	**$1,846.94**
Accounts Receivable	
Accounts Receivable (A/R)	
Total for Accounts Receivable	**0**
Other Current Assets	
Payments to deposit	
Total for Other Current Assets	**0**
Total for Current Assets	**$1,846.94**
Fixed Assets	
Fixed Asset Restaurant Equipment	3,323.42
Furniture & fixtures	2,695.66
Total for Fixed Assets	**$6,019.08**
Other Assets	
Security deposits	10,000.00
Total for Other Assets	**$10,000.00**
Total for Assets	**$17,866.02**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
Credit Cards	
Business Platinum Card® (1002) - 2	10,640.02
I. TEPLITSKY (3361) - 3	5,166.30
Total for Credit Cards	**$15,806.32**
Other Current Liabilities	
California Department of Tax and Fee Administration Payable	67.63
Total for Other Current Liabilities	**$67.63**
Total for Current Liabilities	**$15,873.95**
Long-term Liabilities	
Total for Liabilities	**$15,873.95**
Equity	
Retained Earnings	0
Net Income	-89,252.08
Opening balance equity	-4,755.85

Balance Sheet 2023

Iggys Place LLC

As of December 31, 2023

DISTRIBUTION ACCOUNT	TOTAL
Partner investments	0
APF Development	0
APF - Capital Contributions	96,000.00
Total for APF Development	**$96,000.00**
Total for Partner investments	**$96,000.00**
Total for Equity	**$1,992.07**
Total for Liabilities and Equity	**$17,866.02**

Statement of Cash Flows

Iggys Place LLC

January 1-December 31, 2023

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	-89,252.08
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	
Business Platinum Card® (1002) - 2	10,640.02
California Department of Tax and Fee Administration Payable	67.63
I. TEPLITSKY (3361) - 3	5,166.30
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**$15,873.95**
Net cash provided by operating activities	**-$73,378.13**
INVESTING ACTIVITIES	
Fixed Asset Restaurant Equipment	-3,323.42
Furniture & fixtures	-2,695.66
Security deposits	-10,000.00
Net cash provided by investing activities	**-$16,019.08**
FINANCING ACTIVITIES	
Opening balance equity	-4,755.85
Partner investments:APF Development:APF - Capital Contributions	96,000.00
Net cash provided by financing activities	**$91,244.15**
NET CASH INCREASE FOR PERIOD	**$1,846.94**
Cash at beginning of period	**0**
CASH AT END OF PERIOD	**$1,846.94**